Exhibit 99.1

Sterlite Industries (India) Limited 75 Nehru Road, Vile Parle (East) Mumbai 400099, INDIA Tel: +91 (0) 22 6646 1000 Fax: +91 (0) 22 6646 1451 www.sterlite-industries.com
February 25, 2011
Update on Special Leave Petition in Supreme Court on
Tuticorin Smelter
The Special Leave Petition filed in the Honourable Supreme Court of India against the Madras High Court Order wherein Interim Stay was granted vide Order dated October 1, 2010 was heard today. After hearing the arguments, the Supreme Court has ordered National Environmental Engineering Research Institute (NEERI) to submit a report on the Tuticorin Unit of the Company .
The matter is now listed after eight weeks and the stay has been extended, allowing the plant to continue to operate.
For further information, please contact:

Ashwin Bajaj	sterlite.ir@vedanta.co.in
Senior Vice President — Investor Relations	Tel: +91 22 6646 1531
Sterlite Industries (India) Limited

Sheetal Khanduja	sterlite.ir@vedanta.co.in
AGM — Investor Relations	Tel: +91 22 6646 1531
Sterlite Industries (India) Limited
About Sterlite Industries
Sterlite Industries is India’s largest non-ferrous metals and mining company with interests and operations in aluminium, copper, zinc and lead and power. It is a subsidiary of Vedanta Resources plc, a London-based diversified FTSE 100 metals and mining group. Sterlite Industries’ main operating subsidiaries are Hindustan Zinc Limited for its zinc and lead operations; Copper Mines of Tasmania Pty Limited for its copper operations in Australia; and Bharat Aluminium Company Limited for its aluminium operations. The company operates its own copper operations in India. The company has entered the commercial energy generation business and is in the process of setting up a 2,400MW independent power plant through its wholly owned subsidiary, Sterlite Energy Limited. Sterlite Industries is listed on the Bombay Stock Exchange and National Stock Exchange in India and the New York Stock Exchange in the United States. For more information, please visit www.sterlite-industries.com.